

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Gerasimos Kalogiratos
Chief Executive Officer
Capital Product Partners L.P.
3 Iassonos Street
Piraeus, 18537 Greece

      Re: Capital Product Partners L.P.
          Registration Statement on Form F-3
          Filed September 25, 2023
          File No. 333-274680

Dear Gerasimos Kalogiratos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell, Staff Attorney, at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Richard Pollack